                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          U.S. PHYSICAL THERAPY, INC.
                       (Name of Subject Company (Issuer))

                          U.S. PHYSICAL THERAPY, INC.
                        (Name of Filing Person (Issuer))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  90337L-10-8
                     (CUSIP Number of Class of Securities)

                               J. MICHAEL MULLIN
                            CHIEF FINANCIAL OFFICER
                          U.S. PHYSICAL THERAPY, INC.
                         3040 POST OAK BLVD., SUITE 222
                              HOUSTON, TEXAS 77056
                                 (713) 297-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:
                            GEORGE P. BARSNESS, ESQ.
                         JOSEPH G. CONNOLLY, JR., ESQ.
                             HOGAN & HARTSON L.L.P.
                             555 13TH STREET, N.W.
                             WASHINGTON, D.C. 20007
                                 (202) 637-5600

                           CALCULATION OF FILING FEE
   TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
   ---------------------                             --------------------
        $5,500,000                                        $1,100
* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 500,000 shares of Common Stock are purchased for a price per share of $11.00.

[ ]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                        Filing Party:  N/A
                         ---                                       ---
Form or Registration No.:  N/A                      Date Filed:  N/A
                           ---                                   ---

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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     This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer by U.S. Physical Therapy, Inc., a Nevada corporation ("U.S. Physical Therapy"), to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 2000 and the accompanying letter of transmittal (which together constitute the "offer" and are filed as Exhibit (a)(1) and (a)(2), respectively, to this Amendment No. 1 to the Schedule TO), up to 500,000 shares of U.S. Physical Therapy's common stock, $.01 par value per share, at a price per share of $11.00, net to the seller in cash. This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEM 1.   SUMMARY TERM SHEET.

     The information set forth in "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.


ITEM 2.   SUBJECT COMPANY INFORMATION.

     The information set forth in "Introduction," "The Offer--Section 8, Price range of shares; Dividends" and "The Offer--Section 10, Certain information concerning us" of the Offer to Purchase is incorporated herein by reference.


ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     U.S. Physical Therapy is the filing person. The following table names each person specified in Instruction C to Schedule TO. Each filing person's business address is 3040 Post Oak Blvd., Suite 222, Houston, Texas 77056, and each filing person's business telephone number is (713) 297-7000.

Name                          Position
----                          --------
J. Livingston Kosberg         Chairman of the Board of Directors
Mark J. Brookner              Vice Chairman of the Board of Directors
Roy W. Spradlin               President, Chief Executive Officer and Director
Daniel C. Arnold              Director
Bruce D. Broussard            Director
James B. Hoover               Director
Marlin W. Johnston            Director
Richard C.W. Mauran           Director
Albert L. Rosen               Director
Michael Lang                  Senior Vice President of Development
J. Michael Mullin             Chief Financial Officer
Stephen Rosenbloom            Senior Vice President of Marketing
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ITEM 4.   TERMS OF THE TRANSACTION.

     The information set forth in "Introduction," "The Offer--Section 1, Number of shares; Proration," "The Offer--Section 2, Purpose of the offer; Certain effects of the offer," "The Offer--Section 3, Procedures for tendering shares," "The Offer--Section 4, Withdrawal rights," "The Offer--Section 5, Purchase of shares and payment of purchase price," "The Offer--Section 14, Certain federal income tax consequences" and "The Offer--Section 15, Extension of the offer; Termination; Amendment" of the Offer to Purchase is incorporated herein by reference.


ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in "The Offer--Section 11, Interests of directors and officers; Transactions and arrangements concerning shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in "The Offer--Section 2, Purpose of the offer; Certain effects of the offer" of the Offer to Purchase is incorporated herein by reference.


ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in "The Offer--Section 9, Source and amount of funds," "The Offer--Section 10, Certain information concerning us" and "The Offer--Section 16, Fees and expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 8.   INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in "The Offer--Section 11, Interests of directors and officers; Transactions and arrangements concerning shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     None.
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ITEM 10.  FINANCIAL STATEMENTS.

     The information set forth in "The Offer--Section 10, Certain information concerning us" of the Offer to Purchase is incorporated herein by reference.


ITEM 11.  ADDITIONAL INFORMATION.

            None.


ITEM 12.  EXHIBITS.

       (a)(1)(A) Form of Offer to Purchase, dated July 11, 2000.
       (a)(1)(B) Form of Letter of Transmittal (including
                 Certification of Taxpayer Identification Number on
                 IRS Substitute Form W-9 and Guidelines for
                 Certification of Taxpayer Identification Number on
                 IRS Substitute Form W-9).
       (a)(1)(C) Form of Notice of Guaranteed Delivery.
       (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
       (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
       (a)(2-4)  Not applicable.
       (a)(5)(A) Text of Press Release issued by U.S. Physical Therapy, Inc., dated June 30, 2000.*
       (a)(5)(B) Form of Letter to Stockholders of U.S. Physical Therapy, Inc., dated July 11, 2000, from J. Livingston Kosberg, Chairman of U.S. Physical Therapy, Inc.
       (b) The Southwest Bank of Texas N.A. Three Year $2.5 million Term Loan Agreement, dated July 1, 2000.
       (d)       None.
       (g)       None.
       (h)       Not applicable.

* Previously filed on Schedule TO.


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                                   SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          U.S. PHYSICAL THERAPY, INC.


                                          By:     /s/ J. Michael Mullin
                                                  ---------------------
                                          Name:   J. Michael Mullin
                                          Title:  Chief Financial Officer


Dated: July 11, 2000


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                                 EXHIBIT INDEX


      Exhibit No.                     Description
      -----------                     -----------
       (a)(1)(A) Form of Offer to Purchase, dated July 11, 2000.
       (a)(1)(B) Form of Letter of Transmittal (including
                 Certification of Taxpayer Identification Number on
                 IRS Substitute Form W-9 and Guidelines for
                 Certification of Taxpayer Identification Number on
                 IRS Substitute Form W-9).
       (a)(1)(C) Form of Notice of Guaranteed Delivery.
       (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
       (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
       (a)(2-4)  Not applicable.
       (a)(5)(A) Text of Press Release issued by U.S. Physical Therapy, Inc., dated June 30, 2000.*
       (a)(5)(B) Form of Letter to Stockholders of U.S. Physical Therapy, Inc., dated July 11, 2000, from J. Livingston Kosberg, Chairman of U.S. Physical Therapy, Inc.
       (b) The Southwest Bank of Texas N.A. Three Year $2.5 million Term Loan Agreement, dated July 1, 2000.
       (d)       None.
       (g)       None.
       (h)       Not applicable.

* Previously filed on Schedule TO.